Goodwin Procter LLP	T: 212.813.8800
Counsellors at Law	F: 212.355.3333
New York Times Building	goodwinprocter.com
620 Eighth Avenue
New York, NY 10018

January 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr, Staff Attorney

Howard Efron, Staff Accountant

Re:	Nico Echo Park, Benefit Corp.

Offering Statement on Form 1-A

Filed December 26, 2019

CIK No. 0001781961

Dear Messers. Burr and Efron:

This letter is being submitted on behalf of Nico Echo Park, Benefit Corp. (the “Company”) in response to supplemental oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on December 26, 2019 (the “Offering Statement”).

As per our telephone discussions, through a scrivener’s error the changes that we had said were included in the Offering Statement in our response (the “Response Letter”) to the Staff’s letter dated August 9, 2019 addressed to Mr. Levine, Chief Executive Officer of the Company (the “Comment Letter”), were inadvertently omitted.

Attached as Appendix A to this letter are the changes noted in the Response Letter that were meant to be included in the Offering Statement. In addition to changes that address the Staff’s comments in the Comment Letter, the changed pages also reflect changes requested by the Office of Investment Management with respect to the Company’s Redemption Plan along with certain other clean-up changes to correct or clarify disclosure.

We apologize for the confusion. As we discussed with the Staff, we would appreciate the opportunity to confirm with the Staff that the attached changes fully address the comments in the Comment Letter. Assuming there are no additional comments to the Offering Statement, the

Messrs. Jonathon Burr and Howard Efron

Division of Corporation Finance

January 8, 2020

Company expects to file a pre-qualification amendment to complete any missing information (e.g. director names, etc.) and include any remaining exhibits in advance of requesting acceleration of qualification.

If you have any questions or would like further information please do not hesitate to contact me at (212) 813-8842.

Sincerely,

Mark Schonberger

cc:	Via E-mail Max Levine John Chaffetz

Nico Echo Park, Benefit Corp.

Evyn Rabinowitz, Esq.

Goodwin Procter LLP

Appendix A